UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42882

Texxon Holding Limited

(Exact name of registrant as specified in its charter)

703, Block A, 1799 Wuzhong Road, Minhang District Shanghai, China, 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

On October 23, 2025, Texxon Holding Limited, a Cayman Islands exempted company (the “Company”), consummated its initial public offering (the “IPO”) of 1,900,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at a price of $5.00 per share, generating gross proceeds to the Company of $9,500,000 before deducting underwriting discounts and offering expenses. The Company has also granted to the underwriters a 30-day over-allotment option to purchase up to an additional 285,000 Ordinary Shares. The Company’s Registration Statement on Form F-1 (File No. 333-281530) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2024, as amended, was declared effective by the Commission on September 30, 2025.

In connection with the IPO, the Company entered into an underwriting agreement, dated October 22, 2025, by and between the Company and D. Boral Capital LLC, as representative of the underwriters (“DBC”). Pursuant to the underwriting agreement, the Company agreed to pay an underwriting discount of 8% and non-accountable expenses of 0.5%. The underwriting agreement contains representations, warranties and covenants made by the Company that are customary for transactions of this type. Under the terms of the underwriting agreement, the Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In addition, pursuant to the terms of certain lock-up agreements entered into in connection with the IPO, each of the Company, its officers and directors and shareholders has agreed not to, for a period of 180 days from the closing of the IPO, without the prior consent of DBC, offer, sell, transfer or otherwise dispose of the Company’s securities, subject to limited exceptions.

The foregoing description of the underwriting agreement is qualified in its entirety by reference to the underwriting agreement filed as Exhibit 1.1 hereto and is incorporated herein by reference.

Other Events.

In connection with the IPO, the Company’s Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “NPT” on October 22, 2025.

On October 22, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this report.

On October 23, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this report.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated October 22, 2025, by and between the Company and D. Boral Capital LLC
99.1	Press Release, dated October 22, 2025
99.2	Press Release, dated October 23, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Texxon Holding Limited

By:	/s/ Hui Xu
Hui Xu
Chief Executive Officer

Dated: October 24, 2025

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